UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ROBERTSON GLOBAL HEALTH SOLUTIONS CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

770609 10 5

(CUSIP Number)

DECEMBER 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 770609 10 5	13G	PAGE 2 OF 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JERRY E. POLIS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
379,925 1
6 SHARED VOTING POWER
344,246 2
7 SOLE DISPOSITIVE POWER
379,925 1
8 SHARED DISPOSITIVE POWER
344,246 2

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
724,171 SHARES OF COMMON STOCK

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8% 3

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 227,257 shares of common stock held by Davric Corporation (“Davric”) of which Mr. Polis is President and Director, options exercisable for 2,668 common shares held by Mr. Polis and warrants exercisable for 150,000 common shares held by Triple Lats LLC of which Mr. Polis is manager. Mr. Polis disclaims beneficial ownership of the shares held by the Triple Lats LLC except to the extent of his respective pecuniary interest.

2 Includes (i) 293,914 shares of common stock and warrants exercisable for 25,000 shares of common stock held by the Jerry E. Polis Family Trust (“Family Trust”) of which Mr. Polis is Trustee and (ii) 18,666 shares of common stock held by the Polis Family LLC of which Mr. Polis is a managing member. Mr. Polis disclaims beneficial ownership of the shares held by the Polis Family LLC except to the extent of his respective pecuniary interest. Also includes 6,666 shares over which Mr. Polis has power of attorney but which he disclaims any beneficial ownership.

3 Percentage computed based on shares reported on Issuer’s latest report on Form 10-Q.

CUSIP NO. 770609 10 5	13G	PAGE 3 OF 5

ITEM 1(a).	NAME OF ISSUER:

Robertson Global Health Solutions Corporation

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

4215 Fashion Square Blvd., Suite 3
Saginaw, Michigan 48603

ITEM 2(a).	NAME OF PERSONS FILING:

JERRY E. POLIS

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

980 America Pacific Drive, #111
Henderson, Nevada 89014

ITEM 2(c).	CITIZENSHIP:

United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).	CUSIP NUMBER:

770609 10 5

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP NO. 770609 10 5	13G	PAGE 4 OF 5

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ A non-U.S. institution in accordance with Rule 13d1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d1(b)(1)(ii)(J), please specify the type of institution:____

ITEM 4.	OWNERSHIP

See Items 5 through 9 and 11 on the cover page for the respective filer.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 770609 10 5	13G	PAGE 5 OF 5

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

/s/ JERRY E. POLIS Jerry E. Polis